FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of January 2007

COMMISSION FILE NUMBER: 1-7239

KOMATSU LTD.

Translation of registrant’s name into English

3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan

Address of principal executive offices

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INFORMATION TO BE INCLUDED IN REPORT

1.	A company announcement made on January 12, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD.
(Registrant)

Date: January 12, 2007	By:	/s/ Kenji Kinoshita
Kenji Kinoshita
Senior Executive Officer

(Translation)

January 12, 2007

Press Release:

Komatsu Ltd.
(Company code: 6301)
Corporate Communications Dept.
Tel: +81-(0)3-5561-2616

Strengthening of Small Equipment Business through Subsidiary Reorganization

Komatsu Ltd. (President: Masahiro Sakane) (“Komatsu”) hereby announces that the Board of Directors has today resolved to reorganize the corporate structure of specific Komatsu subsidiaries in order to strengthen their small equipment business. The main feature of the reorganization is the merger of Komatsu Forklift Co., Ltd. (President: Takeo Shibuya) (“Komatsu Forklift”) and Komatsu Zenoah Co. (President: Kazuhiro Aoyagi) (“Komatsu Zenoah”). The merger is scheduled to take place on April 1, 2007. Both Komatsu Forklift and Komatsu Zenoah are wholly-owned subsidiaries of Komatsu.

Details of the merger agreement and other related matters will be promptly announced upon their determination.

1. Purpose of Merger

The forklift trucks made by Komatsu Forklift and the mini construction equipment produced by Komatsu Zenoah are similar in both size and weight. Both companies also manufacture similar volumes of these products. Komatsu has been therefore seeking to obtain greater synergy in its manufacturing processes, for example, by manufacturing mini wheel loaders (mini construction equipment) at Komatsu Forklift and manufacturing transmissions for forklift trucks at Komatsu’s Awazu Plant. Demand for these small equipment in “Greater Asia” and other parts of the world is expected to continue to grow due to the high demand for improved city infrastructure and more efficient methods of logistics caused by increasing urbanization. The merger is being performed so that forklift trucks and mini construction equipment business can be conducted as a new Utility Business. Upon completion of the merger, other subsidiaries that conduct business either within Japan or abroad relating to the Utility Business will be placed under the control of the new Utility Business company so that the management resources of the Komatsu Group as a whole are used more efficiently. This should accelerate achievement of the desired synergy which in turn is expected to improve competitiveness, market share and profitability in the Utility Business.

Komatsu Zenoah

Komatsu Zenoah currently focuses on the following three business areas: mini construction equipment, outdoor power equipment and hydraulic component manufacturing. As previously announced, negotiations to sell the outdoor power equipment business of Komatsu Zenoah to Husqvarna AB of Sweden are continuing. The hydraulic component business of Komatsu Zenoah will be transferred to Komatsu as of April 1, 2007 and integrated into the Engines & Hydraulics Business Division of Komatsu in order to further improve business efficiency.

Outline of Re-organization of Subsidiary Companies:

2. Form of Merger

Merger of two companies. The planned surviving company is Komatsu Forklift (name to be changed to Komatsu Utility Co., Ltd.).

3. Company Name and Business Framework of Surviving Company (Scheduled):

(1) Company name (Trade name):	Komatsu Utility Co., Ltd.

(2) Line of business:	Research and development, manufacture and sale of small equipment of Komatsu Group.

(3) Location of Head Office:	2-4-1, Shiba-Koen, Minato-ku, Tokyo (Currently the location of the Head Office of Komatsu Forklift)

(4) Representative:	Susumu Isoda, President (Currently, Senior Executive Officer, President of Production Division of Komatsu Ltd.)

Komatsu Utility Co., Ltd. shall retain the existing sale and service network (agent and dealers network) of the forklift business and continue to use the name “KOMATSU FORKLIFT”.

4. Future Outlook

This subsidiary re-organization (excluding the sale of outdoor power equipment business) will not affect the consolidated results of the Komatsu Group.

Outline of Komatsu Forklift:

Company name:	Komatsu Forklift Co., Ltd.

Location:	2-4-1, Shiba-Koen, Minato-ku, Tokyo, Japan

Representative:	Takeo Shibuya, President

Capitalization:	JPY 13,033 million

Line of business:	Manufacturing and sale of forklift trucks and logistics equipment, etc.

End of Fiscal Year:	March 31

Major shareholder:	Komatsu (100.0%)

Manufacturing locations:	Oyama-city (Tochigi, Japan), USA, etc.

Number of employees:	3,434 (as of March 31, 2006, on a consolidated basis)

Sales:	JPY 123,086 million (as of March 31, 2006, on a consolidated basis)

Outline of Komatsu Zenoah:

Company name:	Komatsu Zenoah Co.

Location:	1-9, Minamidai, Kawagoe-city, Saitama, Japan

Representative:	Kazuhiro Aoyagi, President

Capitalization:	JPY 5,099 million

Line of business:	Manufacturing and sale of construction equipment, hydraulic component and outdoor power equipment

End of Fiscal Year:	March 31

Major shareholder:	Komatsu (100.0%)

Manufacturing locations:	Kawagoe-city (Saitama, Japan), Koriyama-city (Fukushima, Japan), China, etc.

Number of employees:	1,877 (as of March 31, 2006, on a consolidated basis)

Sales:	JPY 97,950 million (as of March 31, 2006, on a consolidated basis)

(end)